EXHIBIT (a)(11)

Joseph W. Pope

Chief Financial Officer

(314) 416-4111

                 SOUTHSIDE BANCSHARES CORP. ANNOUNCES EXTENSION

               OF THE EXPIRATION OF ITS TENDER OFFER AND DECISION

                         TO EXPLORE MERGER TRANSACTIONS

St. Louis, Missouri - February 1, 2001

Thomas M. Teschner, President and Chief Executive Officer of Southside Bancshares Corp., today announced that Southside has extended the expiration date of its Tender Offer to purchase 1,1000,000 shares of its common stock at a price ranging from $10.75 to $12.25 per share through a modified "Dutch Auction" procedure. The Tender Offer, which commenced on January 9, 2001 and was originally scheduled to expire on February 14, 2001, has been extended will now expire on March 14, 2001.

In response to letters received on January 31, 2001, each proposing a business combination involving Southside, the Board of Directors of Southside has determined to explore the possibility of engaging in a merger or other business combination transaction with another financial institution. No binding proposals have been received by Southside regarding such a transaction. Discussions are at a preliminary stage, and no assurances can be made as to when or if Southside would enter into a definitive agreement regarding such a transaction.

Southside Bancshares Corp. is a bank holding company which, through its subsidiary banks, is primarily engaged in commercial banking and providing trust services. Southside and its subsidiaries had, on September 30, 2000, consolidated total assets of approximately $725 million, total liabilities of approximately $658 million and stockholders' equity of approximately $67 million. Southside's subsidiary banks, which operated 17 banking offices in Missouri during 2000, are engaged in the general banking business of accepting funds for deposit, making loans, renting safe deposit boxes and performing such other banking services as are usual and customary in banks of similar size and character.

Southside's headquarters are located at 3606 Gravois Road, St. Louis, Missouri 63116.

For further information, see the complete offer to purchase that was filed with the Securities and Exchange Commission on January 8, 2001 or contact Joseph W. Pope, Senior Vice President and Chief Financial Officer at (314)416-4111.